UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2020

Commission File Number 333-209744

TODOS MEDICAL LTD.

(Translation of registrant's name into English)

1 Hamada Street

Rehovot, Israel 2244427

Tel: (011) (972) 8-633-3964

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F      ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Departure of Directors or Principal Officers; Election of Directors; Appointment of Principal Officers

Appointment of New Directors and Officers

On January 5, 2020, Todos Medical Ltd. (the “Company”) appointed Mr. Gerald Commissiong as Chief Executive Officer (CEO) and Director of the Company. In addition, Mr. Daniel Hirsch was promoted to Chief Financial Officer and appointed a Director of the Company on January 5, 2020. Mr. Hirsch previously served as the Company’s Director of Investor Relations. Mr. Commissiong and Mr. Hirsch were appointed primarily to transition the Company’s headquarters from Israel to the United States.

Dr. Herman Weiss, an existing director of the Company, was appointed Chairman of the Board.

Mr. Commissiong is currently a director and President & CEO of Amarantus Bioscience Holdings, Inc. and is interim-CEO of Breakthrough Diagnostics, Inc., Todos’ joint venture with Amarantus. Mr. Commissiong has been responsible for Amarantus’ strategic transactions, licensing, research collaborations, mergers & acquisitions in therapeutics and diagnostics, as well as fund raising, having raised over of $50 million since inception. Prior to co-founding Amarantus, Mr. Commissiong played professional football for the Calgary Stampeders of the Canadian Football League. Mr. Commissiong received a B.Sc. in Management Science and Engineering with a focus on Financial Decisions from Stanford University.

Resignation of Officer

Concurrent with Gerald Commissiong’s appointment as CEO, Dr. Herman Weiss resigned as CEO of the Company and will focus solely on his new role as Chairman of the Board of Directors.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TODOS MEDICAL LTD.

	By:	/s/ Gerald Commissiong
Name: Gerald Commissiong
Title: Chief Executive Officer

Date: January 6, 2020